Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter Ended November 30, 2016

Quarterly Net Revenues Increased by 22.7% Year-Over-Year

Quarterly Student Enrollments Increased by 56.0% Year-Over-Year

Quarterly Net Income Attributable to New Oriental Increased by 76.1% Year-Over-Year

BEIJING, Jan. 17, 2017 /PRNewswire/ — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the second fiscal quarter ended November 30, 2016, which is the second quarter of New Oriental’s fiscal year 2017.

Financial Highlights for the Second Fiscal Quarter Ended November 30, 2016

•	Total net revenues increased by 22.7% year-over-year to US$341.2 million.

•	Operating income was US$0.2 million, compared to a loss from operations of US$10.4 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 76.1% year-over-year to US$10.4 million.

Key Financial Results

(in thousands US$, except per ADS(1) data)	2Q FY2017	2Q FY2016	% of change
Net revenues	341,238	278,082	22.7%
Operating income	214	(10,399)	102.1%
Non-GAAP operating income (2)(3)	2,379	(5,416)	143.9%
Net income attributable to New Oriental	10,360	5,883	76.1%
Non-GAAP net income attributable to New Oriental (2)(3)	12,525	10,866	15.3%
Net income per ADS attributable to New Oriental - basic	0.07	0.04	75.2%
Net income per ADS attributable to New Oriental - diluted	0.07	0.04	75.5%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.08	0.07	14.7%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.08	0.07	14.9%

(in thousands US$, except per ADS(1) data)	1H FY2017	1H FY2016	% of change
Net revenues	875,307	736,571	18.8%
Operating income	152,798	119,447	27.9%
Non-GAAP operating income(2)(3)	155,844	128,179	21.6%
Net income attributable to New Oriental	151,422	134,426	12.6%
Non-GAAP net income attributable to New Oriental(2)(3)	154,468	143,158	7.9%
Net income per ADS attributable to New Oriental - basic	0.96	0.86	12.0%
Net income per ADS attributable to New Oriental - diluted	0.96	0.86	12.1%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.98	0.91	7.3%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.98	0.91	7.4%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)	New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Second Fiscal Quarter Ended November 30, 2016

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 56.0% year-over-year to approximately 1,312,300 for the second fiscal quarter of 2017.

•	The total number of schools and learning centers was 789 as of November 30, 2016, an increase of 69 compared to 720 as of November 30, 2015, and an increase of 18 compared to 771 as of August 31, 2016. The total number of schools was 69 as of November 30, 2016.

Michael Minhong Yu, New Oriental’s Executive Chairman, commented, “We are very pleased with our better than anticipated results for the second quarter. We are experiencing increased student satisfaction as we bring together the best learning experiences to help students achieve more, which in turn boosts retention rate and new student enrollment and also contributes to strengthening our brand reputation. This fueled a strong growth of the second quarter top line metrics — a top line growth of 22.7% or 30.2% if considering in our functional currency Renminbi. This was driven largely by a combination of a broad product portfolio, solid market demand, and effective operation at the sales level. It is also encouraging to see a strong deferred revenue balance of US$764.7 million at the end of the second quarter, up approximately 30.4% year-over-year. The key driver of this was student enrollments which were up by 56% in the quarter. Our K-12 all-subjects after-school tutoring business continued its strong momentum, with revenue up approximately 45% and enrollment up approximately 78% year-over-year. Further, our U-Can middle and high school all-subjects after-school tutoring business grew approximately 43% and the POP Kids program achieved a growth of approximately 49% year-over-year.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “As part of the execution of our well-proven ‘Optimize the Market’ strategy, we made great progress across the board in building out our successful diversified business model during the second quarter. We added a net of 15 learning centers in existing cities, opened a new school and a new learning center in the city of Yantai, and piloted a dual-teacher model school in the city of Tai’an, aiming to bring our expertise to more remote areas in China. All together this added a total of approximately 30,000 square meters of classroom area, representing about 3% capacity expansion. On the other hand, we continued to roll out the well-proven O2O integrated education system, including the new POP Kids program and U-Can Visible Progress System in all existing cities. We also continued to test the new O2O system for overseas test preparation business, including IELTS, TOEFL and SAT programs, in seven large cities in China. In addition, our pure online education platform, Koolearn.com, recorded revenue growth of 33% year-over-year, with an 11% increase in registered users and a 33% increase in paid users.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “Based on very strong top line performance coupled with strong execution and financial discipline, we recorded operating income of US$0.2 million for the quarter compared to a loss of US$10.4 million in the same period of last year. Operating margin increased 380 basis points based on a dramatic improvement in operational efficiency, improved utilization of facilities, and effective cost control within the organization. The strong bottom line performance further proved the effectiveness of our ‘Optimize the Market’ strategy and reinforced our confidence in the ability to build long-term value for our customers and shareholders.”

Financial Results for the Second Fiscal Quarter Ended November 30, 2016

Net Revenues

For the second fiscal quarter of 2017, New Oriental reported net revenues of US$341.2 million, representing a 22.7% increase year-over-year. Net revenues from educational programs and services for the second fiscal quarter were US$312.2 million, representing a 24.1% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the second fiscal quarter of 2017 increased by 56.0% year-over-year to approximately 1,312,300.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$341.0 million, representing an 18.2% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$338.9 million, representing a 19.5% increase year-over-year.

•	Cost of revenues increased by 21.7% year-over-year to US$163.4 million, primarily due to increases in teachers’ compensation for more teaching hours.

•	Selling and marketing expenses increased by 18.2% year-over-year to US$52.2 million, primarily due to increases in brand promotion expenses.

•	General and administrative expenses for the quarter increased by 13.9% year-over-year to US$125.4 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$123.3 million, representing a 17.3% increase year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 56.6% to US$2.2 million in the second fiscal quarter of 2017.

Operating Income and Operating Margin

Operating income was US$0.2 million, compared to a loss of US$10.4 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$2.4 million, compared to non-GAAP loss from operations of US$5.4 million in the same period of the prior fiscal year.

Operating margin for the quarter was 0.1%, compared to negative 3.7% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 0.7%, compared to negative 1.9% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$10.4 million, representing a 76.1% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.07 and US$0.07, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$12.5 million, representing a 15.3% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.08 and US$0.08, respectively.

Cash Flow

Net operating cash flow for the second fiscal quarter of 2017 was approximately US$116.4 million. Capital expenditures for the quarter were US$21.2 million, which were primarily attributable to the opening of 2 new schools and 36 learning centers and renovations at existing learning centers.

Balance Sheet

As of November 30, 2016, New Oriental had cash and cash equivalents of US$520.7 million, compared to US$591.1 million as of August 31, 2016. In addition, the Company had US$143.7 million in term deposits, US$1,233.9 million in short-term investment.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the second quarter of fiscal year 2017 was US$764.7 million, an increase of 30.4% from US$586.5 million at the end of the second quarter of fiscal year 2016.

Financial Results for the Six Months Ended November 30, 2016

For the first six months of fiscal year 2017, New Oriental reported net revenues of US$875.3 million, representing an 18.8% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first six months of fiscal year 2017 increased by 42.4% to approximately 2,638,600.

Income from operations for the first six months of fiscal year 2017 was US$152.8 million, representing a 27.9% increase year-over-year. Non-GAAP income from operations for the first six months of fiscal year 2017 was US$155.8 million, representing a 21.6% increase year-over-year.

Operating margin for the first six months of fiscal year 2017 was 17.5%, compared to 16.2% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first six months of fiscal year 2017, was 17.8%, compared to 17.4% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first six months of fiscal year 2017 was US$151.4 million, representing a 12.6% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2017 amounted to US$0.96 and US$0.96, respectively.

Non-GAAP net income attributable to New Oriental for the first six months of fiscal year 2017 was US$154.5 million, representing a 7.9% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2017 amounted to US$0.98 and US$0.98, respectively.

Outlook for Third Quarter of Fiscal Year 2017

New Oriental expects total net revenues in the third quarter of fiscal year 2017 (December 1, 2016 to February 28, 2017) to be in the range of US$408.7 million to US$421.8 million, representing year-over-year growth in the range of 18% to 22%.

The projected growth rate of revenue in our functional currency Renminbi is expected to be in the range of 25% to 29% for the third quarter of fiscal year 2017.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 17, 2017, U.S. Eastern Time (9 PM on January 17, 2017, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3621-4779

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until January 25, 2017:

International:	+61-2-8199-0299
Passcode:	45208701

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2017, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30	As of August 31
	2016	2016
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	520,689	591,081
Restricted cash, current	44	965
Term deposits	143,717	96,345
Short term investments	1,233,881	1,133,634
Accounts receivable, net	3,091	3,277
Inventory	30,190	29,339
Prepaid expenses and other current assets	122,574	104,745
Amounts due from related parties, current	5,091	5,274
Long term investments due within one year	—	41,757

Total current assets	2,059,277	2,006,417
Property, plant and equipment, net	249,641	250,667
Land use rights, net	3,681	3,822
Amounts due from related parties, non-current	1,763	1,867
Deferred tax assets, non-current	16,084	14,526
Long term deposit	18,672	17,236
Long term prepaid rent	284	364
Restricted cash, non-current	3,737	3,864
Intangible assets	1,992	2,314
Goodwill	10,079	10,390
Long term investments	203,350	199,248
Other non-current asset	1,598	—

Total assets	2,570,158	2,510,715

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to New Oriental of US$24,087 and US$26,925 as of August 31, 2016 and November 30, 2016, respectively)	27,024	24,367
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to New Oriental of US$189,857 and US$174,968 as of August 31, 2016 and November 30, 2016, respectively)	190,900	215,298
Income taxes payable (including income tax payable of the consolidated VIE without recourse to New Oriental of US$41,180 and US$35,291 as of August 31, 2016 and November 30, 2016, respectively)	37,276	42,802
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to New Oriental of US$41 and US$41 as of August 31, 2016 and November 30, 2016, respectively)	41	41
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to New Oriental of US$654,032 and US$759,045 as of August 31, 2016 and November 30, 2016, respectively)	764,696	657,098

Total current liabilities	1,019,937	939,606
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to New Oriental of US$1,392 and US$1,333 as of August 31, 2016 and November 30, 2016, respectively)	1,735	1,870

Total long-term liabilities	1,735	1,870
Total liabilities	1,021,672	941,476

Noncontrolling interests	34,893	33,927
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,513,593	1,535,312

Total shareholders’ equity	1,548,486	1,569,239
Total liabilities and shareholders’ equity	2,570,158	2,510,715

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	312,193	251,525
Books and others	29,045	26,557

Total net revenues	341,238	278,082

Operating costs and expenses (note 1):
Cost of revenues	163,408	134,235
Selling and marketing	52,172	44,145
General and administrative	125,444	110,101

Total operating costs and expenses	341,024	288,481

Operating Income (Loss)	214	(10,399)

Other income, net	15,884	17,820
Provision for income taxes	(2,870)	(455)
Loss from equity method investments	(846)	(1,086)
Net income	12,382	5,880
Net (gain) loss attributable to the noncontrolling interests	(2,022)	3

Net income attributable to New Oriental Education & Technology Group Inc.	10,360	5,883

Net income per share attributable to New Oriental-Basic	0.07	0.04
Net income per share attributable to New Oriental-Diluted	0.07	0.04
Net income per ADS attributable to New Oriental-Basic (note 2)	0.07	0.04
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.07	0.04
Other comprehensive income (loss), net of tax	(33,213)	13,005

Comprehensive income (loss)	(20,831)	18,885

Comprehensive income (loss) attributable to New Oriental Education & Technology Group Inc.	(23,909)	18,888

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended November 30
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	2,165	4,983

Total	2,165	4,983

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	125,444	110,101
Share-based compensation expense in general and administrative expenses	2,165	4,983

Non-GAAP general and administrative expenses	123,279	105,118
Total operating costs and expenses	341,024	288,481
Share-based compensation expenses	2,165	4,983

Non-GAAP operating costs and expenses	338,859	283,498
Operating income (loss)	214	(10,399)
Share-based compensation expenses	2,165	4,983

Non-GAAP operating income (loss)	2,379	(5,416)
Operating margin	0.1%	-3.7%
Non-GAAP operating margin	0.7%	-1.9%
Net income attributable to New Oriental	10,360	5,883
Share-based compensation expenses	2,165	4,983

Non-GAAP net income	12,525	10,866
Net income per ADS attributable to New Oriental- Basic (note 2)	0.07	0.04
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.07	0.04
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.08	0.07
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.08	0.07
Weighted average shares used in calculating basic net income per ADS (note 2)	157,470,996	156,673,931
Weighted average shares used in calculating diluted net income per ADS (note 2)	157,865,564	157,301,183
Non-GAAP income per share - basic	0.08	0.07
Non-GAAP income per share - diluted	0.08	0.07

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	806,500	673,876
Books and others	68,807	62,695

Total net revenues	875,307	736,571

Operating costs and expenses (note 1):
Cost of revenues	366,778	305,886
Selling and marketing	110,637	93,522
General and administrative	245,094	217,716

Total operating costs and expenses	722,509	617,124

Operating income	152,798	119,447

Other income, net	29,931	35,495
Provision for income taxes	(25,581)	(18,394)
Loss from equity method investments	(2,683)	(2,084)
Net income	154,465	134,464
Net (gain) loss attributable to the noncontrolling interests	(3,043)	(38)

Net income attributable to New Oriental Education & Technology Group Inc.	151,422	134,426

Net income per share attributable to New Oriental-Basic	0.96	0.86
Net income per share attributable to New Oriental-Diluted	0.96	0.86
Net income per ADS attributable to New Oriental-Basic (note 2)	0.96	0.86
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.96	0.86
Other comprehensive income (loss), net of tax	(48,815)	(20,925)

Comprehensive income	105,650	113,539

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	101,104	113,501

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	3,046	8,732

Total	3,046	8,732

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	245,094	217,716
Share-based compensation expense in general and administrative expenses	3,046	8,732

Non-GAAP general and administrative expenses	242,048	208,984
Total operating costs and expenses	722,509	617,124
Share-based compensation expenses	3,046	8,732

Non-GAAP operating costs and expenses	719,463	608,392
Operating income	152,798	119,447
Share-based compensation expenses	3,046	8,732

Non-GAAP operating income	155,844	128,179
Operating margin	17.5%	16.2%
Non-GAAP operating margin	17.8%	17.4%
Net income attributable to New Oriental	151,422	134,426
Share-based compensation expenses	3,046	8,732

Non-GAAP net income	154,468	143,158
Net income per ADS attributable to New Oriental- Basic (note 2)	0.96	0.86
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.96	0.86
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.98	0.91
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.98	0.91
Weighted average shares used in calculating basic net income per ADS (note 2)	157,459,296	156,617,864
Weighted average shares used in calculating diluted net income per ADS (note 2)	157,847,481	157,155,289
Non-GAAP income per share - basic	0.98	0.91
Non-GAAP income per share - diluted	0.98	0.91

Note 2: Each ADS represents one common share.